Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Revision in Credit Rating

December 4, 2018, Mumbai: Pursuant to Regulation 30 read along with Schedule III of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“the Regulation”), we would like to inform that based on S & P Global Ratings, the credit rating of the Company and Jaguar Land Rover Automotive Plc, Wholly Owned Subsidiary has been downgraded.

In accordance with the Regulation, please find below the details of the revision in ratings for the Company and its Subsidiary:

Name of the Company	Credit Rating Agency	Type of Credit Rating	Existing Rating	Revised Rating	Reason for downgrade in credit ratings
Tata Motors Limited	S & P Global Ratings	Issuer Credit Rating	‘BB’	‘BB-/Negative Watch’	Due to weaker profitability at JLR
		Senior Unsecured notes Rating	‘BB’	‘BB-/Negative Watch’
Jaguar Land Rover Automotive Plc (Wholly owned subsidiary)		Issuer Credit Rating	‘BB’	‘BB-/ Negative Watch’	Due to weaker profitability
		Senior Unsecured notes Rating	‘BB’	‘BB-/ Negative Watch’

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.